Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

RECEIVED
2007 MAR 22 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Dial Number [redacted] E-Mail Address

(212) 455-3066 JMERCADO@STBLAW.COM

VIA FEDEX 07022004 March 21, 2007

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of Audit Committee's annual report dated February 20, 2007;
2. English translation of note No. 111 to the Argentine Securities Commission ("ASC"), dated March 12, 2007;
3. English translation of note No. 121 to the ASC, dated as of March 16, 2007; and
4. English translation of note No. 128 to the ASC, dated as of March 19, 2007.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

dlw 3/22

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

BANCO Hipotecario

AUDIT COMMITTEE'S ANNUAL REPORT

City of Buenos Aires, February 20, 2007

To the Directors and Shareholders of
Banco Hipotecario S.A.
Reconquista 151, 5th Floor
City of Buenos Aires

In our capacity as members of the Audit Committee of Banco Hipotecario S.A., in accordance with the regulations of the Argentine Securities Commission (hereinafter the CNV), below is our report on the treatment afforded by the Committee to the matters within its authority during the fiscal year ended December 31, 2006 (hereinafter the "fiscal year").

I. COMMITTEE'S POWERS AND DUTIES

Below is a brief enumeration of the Audit Committee's powers and duties:

- Concerning information, internal controls and risk management:

  A. Evaluate the independence, plans and performance of the independent auditors, giving an opinion thereon in the annual report and, whenever applicable, issue an opinion on:

     a) The Board of Directors' proposal to appoint or remove the independent auditors.
     b) Give an opinion, as applicable, on the requests for special audits made by minority shareholders.

  B. Evaluate the plans and performance of the internal auditors, giving an opinion thereon in the annual report.

  C. Monitor the Bank's internal control system and, as part of it, the operation of the administrative and accounting system.

  D. Monitor the application of the Bank's risk management disclosure policies.

  E. See whether the conditions at the Bank are such as to allow an adequate compliance with the rules of conduct that govern the activities of the management and employees.

  F. Examine the reliability of the information submitted to the CNV and self-regulated entities (stock exchanges and associated markets).

- Issue, whenever applicable, a report containing a specific opinion on:

  G. The reasonability of the Board of Directors' proposal on fees and stock option plans for directors and management.

  H. Agreements with related parties for amounts in excess of 1% of the Company's Shareholders' Equity, as per the latest approved General Balance Sheet or 300,000 pesos, whichever is higher, submitted by the Board of Directors or one of its members for approval, to determine whether they are made on an arms' length basis.

  I. Cases of conflicts of interest, providing to the market full information in that regard.

  J. The purchase of shares by the Company.

  K. The issue of shares or convertible securities excluding or limiting preemptive rights.

The description of powers and duties of the Audit Committee arises from Decree No. 677/01, Sections 14 and 15; Law No. 17,811, Sections 68 and 73, as amended by such Decree, and CNV regulations.

II. TREATMENT GIVEN BY THE COMMITTEE TO THE MATTERS MENTIONED ABOVE

This section contains an account of the objectives, scope, main duties performed and conclusion in connection with each of the powers and duties mentioned in the preceding section, whenever applicable.

A. External audit

In order to evaluate the work performed by the external auditors appointed for fiscal year 2006, Price Waterhouse & Co. S.R.L., in connection with their duty to provide a reasonable level of assurance regarding the information subject to examination, we have carried out the following tasks:

1. Analysis of aptitude and independence of the external auditors, examining in this regard:
   a) The auditing firm's background.
   b) The formation and track record of the leading members of the work team.
   c) The guidelines of the work method used.
   d) The auditing firm's independence policies and emphasis placed on their enforcement.
   e) The affidavits required under Decree No. 677/01, Section 12.

2. Requiring a statement from the auditors regarding their independence.

3. Review of the engagement agreement.

4. Review of main audit tasks, covering the following aspects:
   a) Key audit issues and treatment thereof
   b) Audit general planning
   c) Result of tasks
   d) Main criteria applied and conclusions thereon
   e) Application of policies and method set forth in the first paragraph of this Subsection

5. Analysis of reports issued by the auditors, comprising:
   - Annual Audit Report.
   - Limited review reports to the Company's financial statements as of March 31, June 30 and September 30, 2006 and additional information required by the Buenos Aires Stock Exchange.
   - Internal Control Letter.
   - Other reports required by the Argentine Central Bank.

6. Evaluation of preceding items with the Board members and other key managers of the Company.

7. Analysis of services rendered by the external auditors, seeing that their independence is not compromised (taking into account in this regard the CNV's Regulations, Chapter III, Section 18).

As a result of our work, which was performed pursuant to the above mentioned objectives and comprised the tasks mentioned, no relevant matters have come to our attention which should be disclosed by us.

B. Internal audit

In connection with the evaluation of the internal audit procedure developed in fiscal year 2006, we have analyzed the following aspects:

1. Process of evaluation and identification of risks inherent to the Bank's business and analysis of review priority matters arising therefrom.

2. Work method.

3. Work team.

4. Organization and planning of tasks, examination of sufficiency of reviews planned in connection with the various risks faced by the Bank in the development of its activities.

5. Analysis of reports issued and discussing them within the Committee.

6. Discussion of tasks and their results with the Board members and other key managers, as well as with the Head of Internal Audit, recommending any courses of action deemed suitable in each case.

7. Follow up of observations pending resolution, evaluating jointly with the relevant area heads the nature of existing risks, their impact on the Bank's internal control

environment, and the various alternative courses of action existing for mitigating them.

In the internal control review, the definition of internal control that has been used is included in the following paragraph.

As a result of our work, which was performed pursuant to the above mentioned objectives and comprised the tasks mentioned, no relevant matter has come to our attention which should be disclosed by us in connection with the work performed by Internal Audit, as concerns the organization, supervision and performance of the internal control review tasks carried out during the fiscal year, or the disclosure and follow-up of their results.

In addition, it should be noted that the Audit Committee's on-going actions have contributed towards the achievement of a greater control culture in the Bank, while optimizing the remarks' follow-up process so as to cause the relevant corrective actions to be implemented.

C. Internal Control

In accordance with the approach used by the Bank, which we consider adequate for that purpose, internal control comprises the rules, systems, powers and behavior of the people that contribute to providing a reply to the risks faced by the Bank, mainly as concerns the protection of its equity, compliance with the laws, regulations, rules and corporate provisions and reliability and adequate disclosure of financial information, operations and material events. Also included in the definition of internal control are the issues relating to the effectiveness and efficiency of the operations, as well as the improvement of the operating and control processes in place.

In order to evaluate whether the Bank's internal control, and in particular its administrative and accounting system (which forms part of it), provides an adequate level of response to the mentioned risks, we have carried out the following tasks:

1. Consideration of result of the tasks performed by the independent auditors (as stated in A).

2. Analysis of internal control review process mentioned in B.

3. Consideration of evaluation regarding rules of conduct (as described in paragraph E of this Section).

4. Discussion in such regard with:
    - Board members
    - Other key management members of the Bank
    - The independent auditors

As a result of our work, which was performed pursuant to the above mentioned objectives and comprised the tasks mentioned, certain matters which impact on the Bank's internal control environment have come to our attention that were made known to the Board of Directors and other key managers of the Bank. In addition, it should be noted that in fiscal year 2006 the Bank has made progress in the identification of the risks and weaknesses related to the business processes developed, with the aim of optimizing their efficiency and efficacy, as well as the effectiveness of related control activities. The greatest progresses

involved the development of various policies and procedures that are significant for the Bank, which involved lending, financial and operating aspects, apart from the refinement of the follow-up procedure of the remarks arising from the reviews made by the Control Agencies, the Independent Auditors and Internal Audit of the Bank, aimed at their regularization.
Notwithstanding the foregoing, we report that no material issues regarding internal control and in particular, the Bank's administrative and accounting system have come to our attention which, in our opinion are significant enough to be mentioned in this report. It should be noted that as reported in the preceding paragraphs, in this conclusion we limit ourselves to the internal control aspects related to (1) the effectiveness and efficiency of operations; (2) protection of the Bank's equity; (3) compliance with the applicable rules; and (4) reliability and adequate disclosure of the accounting and financial information and on material events.

D. Risk management

Risk management may be defined as the process carried out by the Board of Directors, the management and other key personnel with the purpose of (1) identifying potential contingencies that could have an adverse effect on it; (2) providing, defining and implementing the actions that allow to prevent and/or mitigate the consequences that may arise.

Our responsibility in this matter is limited to evaluating the compliance with the disclosure policies on risk management. In this regard, we have conducted the following tasks:

1. Review of processes followed by the Bank in order to identify and evaluate risks, as well as to act vis-à-vis such risks, verifying their effective implementation.

2. Critical analysis of the Risk Management structure existing in the Bank, evaluating possible improvement alternatives and recommending enhanced structures that ensure achievement of the objectives sought.

3. Consideration of the degree to which residual risks (i.e. those remaining after having taken the relevant actions), as applicable, were adequately informed in compliance with the laws, regulations, statutes, accounting standards and internal corporate rules.

4. Discussion of such matters with:
    - The Board members
    - Other key managers of the Bank

As a result of our work, which was performed pursuant to the above mentioned objectives and comprised the tasks mentioned, certain matters capable of improvement regarding the Risk Management structure have come to our attention which were recommended with a view to optimizing the management process. Those aspects have been made known to the Directors and other key management of the Bank.
In addition, it should be noted that in fiscal year 2006 the Bank has made progress in the process of identification and management of the various existing risks: economic, credit, financial, market, operating, etc.
Notwithstanding the foregoing, we report that no issues have come to our attention which in our opinion reveal the existence of significant weaknesses in the application of the disclosure

policies regarding the Bank's risk management, or the compliance with the laws, regulations, statutes and applicable accounting standards.

E. Rules of Conduct

In connection with our responsibility of monitoring the enforcement of the applicable rules of conduct, we have considered the rules of conduct set forth in the laws, regulations, statutes and internal corporate rules of the Bank.

In this regard, we have focused our work on the rules regarding the reliability and adequate release of the accounting and financial information and material events, as well as the protection and adequate use of the corporate assets.

In this regard, we have reviewed the adequate enforcement of the Code of Ethics approved by the Bank's Board of Directors.

In addition, in connection with this matter within our authority, we have conducted the following activities:

1. See that the Bank duly takes into account that one of the main objectives and requirements of internal control is to promote the adequate compliance with the applicable laws.

2. Request that in the development of the internal audit tasks, adequate consideration is given to the evaluation of internal controls as concerns the enforcement of the applicable regulations.

3. Critical evaluation of the information obtained in connection with this matter during the meetings held with key officers and managers of the Bank, as well as in the course of the tasks related to other areas within our authority and our performance as Directors of the Company.

4. Discussion of these matters with the Board Chairman and other key officers of the Bank.

As a result of our work, which was performed pursuant to the above mentioned objectives and comprised the tasks mentioned, no matters have come to our attention which imply a significant departure from the rules of conduct mentioned in the first paragraph of this Section, in connection with the matters set forth in the second paragraph.

F. Financial information and material events

Our liability in this regard consisted in evaluating, based on the reports issued by the Independent Auditors and Internal Audit for fiscal year 2006, the reliability of the financial information and material events disclosed to the Argentine Securities Committee and the markets where the Bank's shares are listed. Such responsibility does not include the execution of tests in accordance with accounting standards, and for such reason, we have not performed such tests. Our work has been limited to the tasks that are indicated below and, therefore, our conclusion on the information mentioned below should not be interpreted as a professional opinion on the subject, but is circumscribed to pointing out the remarks that

arise from the tasks performed. In connection with the financial statements for the fiscal year, the Independent Auditors and the Supervisory Committee are the ones that issue the relevant reports. We have partly relied on the tasks performed by them and the information supplied by the Bank and its officers, and have conducted the tasks indicated below in the matters within our authority.

Our work has covered the following documents:

a) Financial statements for the fiscal year ended December 31, 2006 and the interim periods ended March 31, June 30 and September 30, 2006.

b) The disclosure reports required by the CNV for the fiscal year and the interim periods mentioned above.

c) The supplementary information required by the Buenos Aires Stock Exchange for the fiscal year and the interim periods mentioned above.

d) The annual report for the fiscal year.

e) The notices of material events and financial information in addition to those mentioned above, sent to the CNV and the Buenos Aires Stock Exchange, including the information detailed in Section H below.

f) Other reports filed with the Argentine Central Bank.

In connection with those documents, pursuant to the objective and within the scope set forth above, we have carried out the following tasks:

1. Analysis of principal accounting policies applied by the Bank.

2. Review of work performed by the independent auditors in connection with the relevant documents.

3. Evaluation of review tasks performed on internal controls insofar as concerns the reliability of the information contained in the referenced documents.

4. Evaluation of the information on risks provided in the documents mentioned in the preceding paragraph.

5. Consideration of compliance with the applicable rules of conduct.

6. Reading and conceptual analysis of the mentioned documents, seeing that they include all material events and circumstances that have come to our attention as of their date of release.

7. Discussion with independent auditors on the documents mentioned in a), b) y c).

8. Discussion of guidelines regarding financial information and material events with:

    - Board members

- Other key officers of the Bank

As a result of our work, which was performed pursuant to the above mentioned objective and comprised the tasks mentioned, no significant situations have come to our attention which in our opinion should be disclosed in connection with the documents mentioned in paragraphs a) through e).

G. Proposed Directors' fees

In connection with our responsibility of giving an opinion on the Board of Directors' proposal of fees for directors and managers at the Shareholders' Meeting that will consider the fiscal year ended December 31, 2006, we shall issue a report in compliance with the laws in force.

H. Agreements with related parties

Our responsibility in this regard is to give an opinion on whether the transactions involving significant amounts agreed upon with related parties, submitted by the Board of Directors or any of their members, have been made on an arms' length basis.

As set forth in the preceding paragraph, "significant amounts" are amounts in excess of 1% (one percent) of the shareholders' equity as it arises from the latest approved Balance Sheet of the Bank, always provided that such act or agreement exceeds the equivalent of $ 300,000 (three hundred thousand pesos). Related parties are deemed to be those defined in Section 73 of Law No. 17,811, as amended by Decree No. 677/01.

In connection with the subjects mentioned in the preceding paragraphs, it should be noted no agreements with related parties involving significant amounts, approved by the Board of Directors, have come to our attention.

I. Conflicts of interest

In the course of the duties discharged as members of the Audit Committee during this fiscal year, and in the rest of our activities in connection with the Bank, no material cases have come to our attention in which any member of the corporate bodies was affected by a conflict of interests situation.

III. CONCLUSION

In our capacity as members of the Audit Committee of Banco Hipotecario S.A. and as mentioned in the previous paragraphs, we have carried out various tasks in compliance with the responsibilities assigned to us under the laws, regulations, statutes and corporate rules.

As a result of the above mentioned tasks, as stated above, no situation has come to our attention which in our opinion should be disclosed in this report in connection with the matters within our authority.

Dr. Carlos Bernardo Písula
Audit Committee, Chairman

[Letterhead of Banco Hipotecario]

NOTE No. 111

BUENOS AIRES, March 12th, 2007

To the
NATIONAL SECURITIES COMMISSION

Re.: Call to General Ordinary Shareholders' Meeting; Special Meeting of Class "D" Shareholders; Special Joint Meeting of Class "D" and Class "C" Shareholders; Special Meeting of Class "A" Shareholders and Special Meeting of Class "B" Shareholders of Banco Hipotecario S.A.

This is to notify you that the Board of Directors of this Company has resolved to call a General Ordinary Shareholders' Meeting; Special Meeting of Class "D" Shareholders; Special Joint Meeting of Class "D" and Class "C" Shareholders; Special Meeting of Class "A" Shareholders and Special Meeting of Class "B" Shareholders to be held on April 12th, 2007 at the registered office located at Reconquista 151, 5th Floor, City of Buenos Aires.

For such purpose, please find attached hereto the following documentation:

1. A transcription of Board Minutes No. 205 corresponding to the meeting held on March 7th, 2007, which considered and resolved to call the aforementioned Meetings.
2. Information related to the allocations made to the Board of Directors.
3. Notices of Meetings to be published in the Official Gazzette and La Prensa newspaper on March 13, 14, 15, 16, and 19, 2007.

Yours sincerely,
Ernesto VIÑES
ATTORNEY IN FACT
BANCO HIPOTECARIO S.A.

[Letterhead of Banco Hipotecario]

TRANSCRIPTION OF BOARD MINUTES No. 205 OF BANCO HIPOTECARIO S.A. "BOARD MINUTES No. 205. In the City of Buenos Aires, on this 7th day of March of the year two thousand and seven, at 3:00 p.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A. at its registered office, with the attendance of Chairwoman Clarisa Diana LIFSIC de ESTOL, Vice Chairman Eduardo S. ELSZTAIN and the Regular Directors: for Class "A", Jaime GRINBERG and Jorge Luis MARCH; for Class "C", Federico L. BENSADÓN; and for Class "D", Carlos B. PÍSULA, Gabriel A. REZNIK, Ernesto M. VIÑES and Saúl ZANG. Also present were the following Regular Syndics: for Class "B", Dr. Martín SCOTTO and for Class "D" and "C", Dr. Ricardo FLAMMINI. Directors Edgardo FORNERO, Jacobo Julio DREIZZEN and Pablo VERGARA DEL CARRIL and Syndics Silvana GENTILE, José Daniel ABELOVICH and Marcelo FUXMAN were absent to the meeting. Upon verifying the existence of legal and statutory quorum, attendants were advised by the Chairwoman that Mr. FORNERO had granted a proxy in favor of Mr. GRINBERG for him to vote in his name and on his behalf at the meeting to be held on the date hereof, pursuant to the provisions of section 266 (second paragraph) of Law N° 19,550 of Business Companies, which document is attached as an Exhibit hereto. Then the Chairwoman submitted the first Agenda item: **TEXT OF BOARD MINUTES No. 204.** The text was unanimously approved and its transcription to the relevant book was resolved. Then Ms. ESTOL, submitted the second Agenda item: **CALL TO SHAREHOLDERS' MEETINGS: GENERAL ORDINARY SHAREHOLDERS' MEETING; SPECIAL MEETING OF CLASS "D" SHAREHOLDERS, SPECIAL JOINT MEETING OF CLASS "D" AND "C" SHAREHOLDERS, SPECIAL MEETING OF CLASS "A" SHAREHOLDERS, SPECIAL MEETING OF CLASS "B" SHAREHOLDERS".** Ms. ESTOL stated that due to the publication of the Financial Statements for Fiscal Year ended 12/31/06, the shareholders should be called to a General Ordinary Shareholders' Meeting in order to consider, among other items, the documents required under Section 234, Subsection 1, of Law 19,550 and the performance of the Board of Directors and the Supervisory Committee. She added that pursuant to the terms set forth in the regulations adopted by the Argentine Securities Commission, and in particular as from the enactment of Decree 677/01, in respect of the publication of the corresponding notices, the Board of Directors should approve the notice in order to make it possible for the Meeting to be held within the term set forth in the Regulations of the Argentine Securities Commission. Furthermore, it was advisable to call simultaneously the corresponding Special Class Meetings, due to the expiration of the term of office of certain Directors and Syndics. Then, the proposed Agenda for the General Ordinary Meeting and Special Class Meetings was circulated by General Secretary's Office. Thereafter, there was an extensive exchange of opinions, after which the **Board of Directors unanimously resolved**: 1) To call the shareholders of Banco Hipotecario S.A. to a General Ordinary Shareholders' Meeting to be held on April 12, 2007, at first call at 11:00 a.m., and at second call at 12:00 noon., at the Bank's registered office located at Reconquista 151, 5th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended 12/31/06; (iii) Consideration of the allocation of the profits for the fiscal year ended 12/31/2006 - Creation of Statutory Reserve; (iv) Consideration of the Board of Directors' and Supervisory Committee's performance; (v) Consideration of compensation payable to the Board of Directors for all duties

performed during the fiscal year ended 12/31/06; (vi) Consideration of the fees payable to the Supervisory Committee for the fiscal year ended 12/31/06; (vii) Appointment of Regular and Alternate Certifying Accountant for fiscal year 2007; (viii) Delegation to the Board of Directors of the power to determine the time, amount, term and other terms and conditions of issue of notes under the Bank's Global Program pursuant to Section 9 of Law 23,576. 2) To call the shareholders of Banco Hipotecario S.A. to a Special Meeting of Class "D" Shareholders to be held on April 12, 2007 at first call at 12:30 p.m., at the registered office located at Reconquista 151, 5th Floor, city of Buenos Aires to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has expired; (iii) Election of four alternate directors to replace three alternate directors whose term of office has expired and one alternate director who has resigned. 3) To call the shareholders of Banco Hipotecario S.A. to a Special Joint Meeting of Class "D" and "C" Shareholders to be held on April 12, 2007 at first call at 1:00 p.m., at the registered office located at Reconquista 151, 5th Floor of the city of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and three alternate syndics whose term of office has expired. 4) To call the shareholders of Banco Hipotecario S.A. to a Special Meeting of Class "A" Shareholders to be held on April 12, 2007, at first call at 1:30 p.m. at the registered office located at Reconquista 151, 5th Floor, city of Buenos Aires, in order to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has expired. (iii) Election of one regular syndic and one alternate syndic for a term of two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has expired. 5) To call the shareholders of Banco Hipotecario S.A. to a Special Meeting of Class "B" Shareholders to be held on April 12, 2007, at first call at 2:00 p.m. at the registered office located at Reconquista 151, 5th Floor, city of Buenos Aires, in order to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for a term of two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has expired. There being no further matters to transact, the meeting rose at 3.30 p.m.----

The foregoing is a true transcription of Board Minutes No. 205 recording the meeting held on March 7, 2007. ---

For it to be filed with whomever it may concern, this instrument is issued and signed in Buenos Aires, on March 9, 2007.---

Ernesto VIÑES
Attorney in fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

Allocations Made to the Directors and Supervisory Committee
Balance sheet as of **12.31.2006**
[amounts in thousands of $]

1. Allocated to the statement of income	14,498
2. Final amount proposed to the shareholders' meetings	14,498
Other information to determine Computable Profits	
3. Net income (net of taxes)	344,339
4. +/- Adjustment from prior years	-,-
5. - Cumulative Losses at the beginning of year	-,-
6. Statutory Reserve	(68,868)
SUBTOTAL	275,471
7. + Allocations to the board of directors and the supervisory committee charged to the statement of income	14,498
TOTAL	289,969
8. Computable profits	289,969
9. Proportion between computable profits and compensation (5%)	14,498
10. Proportion between computable profits and dividends	-,-

[Letterhead of Banco Hipotecario]

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of a General Ordinary Shareholders' Meeting to be held on April 12, 2007, at first call at 11:00 a.m., and at second call at 12:00 noon, at the Bank's registered office located at Reconquista 151, 5th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended 12/31/06; (iii) Consideration of the allocation of the profits for the fiscal year ended 12/31/2006 - Creation of Statutory Reserve; (iv) Consideration of the Board of Directors' and Supervisory Committee's performance; (v) Consideration of compensation payable to the Board of Directors for all duties performed during the fiscal year ended 12/31/06; (vi) Consideration of the fees payable to the Supervisory Committee for the fiscal year ended 12/31/06; (vi) Appointment of Regular and Alternate Certifying Accountant for fiscal year 2007; (vii) Delegation to the Board of Directors of the power to determine the time, amount, term and other terms and conditions of issue of notes under the Bank's Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended 12/31/06, as published in the Official Gazette on 3/1/2007, are available at the Bank's Secretary's Office located at Reconquista 151 –5th Floor - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th Floor, City of Buenos Aires, on or before April 4, 2007, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of a Special Meeting of Class "D" Shareholders to be held on April 12, 2007, at first call at 12:30 p.m., at the Bank's registered office located at Reconquista 151, 5th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has expired; (iii) Election of four alternate directors to replace three alternate directors whose term of office has expired and one alternate director who has resigned.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5th Floor, City of Buenos Aires, on or before April 4, 2007, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 12, 2007, at first call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, 5th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and three alternate syndics whose term of office has expired.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th Floor, City of Buenos Aires, on or before April 4, 2007, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of a Special Meeting of Class "A" Shareholders to be held on April 12, 2007, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, 5th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has expired. (iii) Election of one regular syndic and one alternate syndic for a term of two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has expired.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5th Floor, City of Buenos Aires, on or before April 4, 2007, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 12, 2007, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, 5th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for a term of two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has expired.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th Floor, City of Buenos Aires, on or before April 4, 2007, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

[Letterhead of Banco Hipotecario]

NOTE No. 121

BUENOS AIRES, March 16, 2007

To the
ARGENTINE SECURITIES COMMISSION

Please find enclosed the Special Report issued by the Independent Auditors of Banco Hipotecario S.A., Price Waterhouse & Co., dated 3/12/2007, in compliance with paragraph III.9.1.e) of the Argentine Securities Commission's Regulations.

Sincerely,
/s/
Ernesto Viñes
Attorney-in-fact
BANCO HIPOTECARIO S.A.

[Letterhead of PriceWaterhouseCoopers]

AUDITORS' SPECIAL REPORT

To the Directors and Shareholders of
Banco Hipotecario Sociedad Anónima
Reconquista 151
City of Buenos Aires

Ladies and Gentlemen,

In our capacity as independent auditors of Banco Hipotecario S.A. (hereinafter, "the Company"), for it to be filed with the Argentine Securities Commission, the Buenos Aires Stock Exchange and *Mercado Abierto Electrónico S.A.* and as required by section 4 of General Resolution No. 400 issued by the Argentine Securities Commission, which amends section 18 subsection e) of paragraph III.9.1 of the regulations issued by such Commission, we hereby report that the total fees for auditing services and related services invoiced by Price Waterhouse & Co. S.R.L. Argentina to the Company for the fiscal year ended December 31, 2006, account for:

1. 76% of the total fees for services invoiced by Price Waterhouse & Co. S.R.L. Argentina to the Company for all duties performed during such fiscal year;
2. 44% of the total fees for auditing services and related services invoiced by Price Waterhouse & Co. S.R.L. Argentina to the Company, its controlling, controlled and related companies during such fiscal year;
3. 35% of the total fees for services invoiced by Price Waterhouse & Co. S.R.L. to the Company, its controlling, controlled and related companies for all duties performed during such fiscal year.

This special report is intended to be used solely by the Company, for it to be filed with the Argentine Securities Commission, the Buenos Aires Stock Exchange and *Mercado Abierto Electrónico S.A.* and should not be used for any other purpose.

City of Buenos Aires, March 12, 2007

PRICE WATERHOUSE & CO. S.R.L.
/s/
[Seal: C.P.C.E.C.A.B.A. Book 1 – Page 17 – Mirta S. Maletta – Public Accountant (UBA) – C.P.C.E. City of Buenos Aires – Book 176 – Page 82.]

[Letterhead of Banco Hipotecario]

NOTE No. 128

BUENOS AIRES, March 19th 2007

TO THE
ARGENTINE SECURITIES COMMISSION

Ladies & Gentlemen,

This is to notify you that at its meeting dated 3/16/2007 the Board of Directors of Banco Hipotecario S.A. has unanimously resolved to approve the commencement of negotiations with HSBC Bank Argentina for the acquisition of HEXAGON ARGENTINA S.A. SOCIEDAD DE BOLSA, holder of a share of Mercado de Valores de Buenos Aires S.A.

Your sincerely,
(signature)
ERNESTO VIÑES
ATTORNEY-IN-FACT
BANCO HIPOTECARIO S.A.

END